===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

                  For the fiscal year ended DECEMBER 31, 2001

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

        For the transition period from ______________ to _______________

                         Commission file number 0-26058


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   KFORCE INC. 401(k) RETIREMENT SAVINGS PLAN
                             1001 EAST PALM AVENUE
                                TAMPA, FL 33605

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  KFORCE INC.
                             1001 EAST PALM AVENUE
                                TAMPA, FL 33605

===============================================================================

KFORCE 401(K) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                PAGE
INDEPENDENT AUDITORS' REPORTS                                                                                      1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
    as of December 31, 2001 and 2000                                                                              2

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2001                                                                          3

  Notes to Financial Statements                                                                                   4

SUPPLEMENTAL SCHEDULE:

  Form 5500, Schedule H, Part IV, Line 4i - Assets Held for Investment Purposes
    as of December 31, 2001                                                                                      10



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of Kforce 401(k) Retirement Savings Plan f/k/a kforce.com, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our 2001 audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
May 10, 2002

KFORCE 401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                               2001               2000
                                                                           ------------        ------------
INVESTMENTS - At fair value (including $926,702 and $717,879
  of participant loans at December 31, 2001 and 2000, respectively)        $ 69,721,573        $ 66,635,438
                                                                           ------------        ------------

RECEIVABLES:
  Employer contributions                                                         40,265             874,170
  Employee contributions                                                        223,764             286,181
  Accrued interest and dividends                                                 18,507              16,104
                                                                           ------------        ------------

           Total receivables                                                    282,536           1,176,455
                                                                           ------------        ------------

CASH AND CASH EQUIVALENTS                                                        66,420              68,467
                                                                           ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                                          $ 70,070,529        $ 67,880,360
                                                                           ============        ============


The accompanying notes are an integral part of these financial statements.

KFORCE 401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividends                                  $ 2,288,220
    Loan interest                                                61,785
                                                            -----------

                                                              2,350,005
                                                            -----------

  Contributions:
    Participant                                               9,773,624
    Employer                                                     50,630
    Rollovers from other qualified plans                        810,346
    Other                                                        51,271
                                                            -----------

           Total contributions                               10,685,871
                                                            -----------

  Net appreciation in fair value of investments               2,302,175
                                                            -----------

           Total additions                                   15,338,051
                                                            -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                              13,142,092
  Administrative expenses                                         5,790
                                                            -----------

           Total deductions                                  13,147,882
                                                            -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS             2,190,169

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR         67,880,360
                                                            -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR              $70,070,529
                                                            ===========


The accompanying notes are an integral part of these financial statements.

KFORCE 401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The Kforce 401(k) Retirement Savings Plan (the "Plan") is sponsored by Kforce Inc. (the "Plan Sponsor" or the "Company").

         Effective January 1, 2001, the Plan was amended and restated to incorporate changes made by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as "GUST Amendments"). The Plan Sponsor has submitted the Plan for a determination letter that considers the changes in the qualification requirements made by the GUST Amendments.

         The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         GENERAL - The Plan is a defined contribution plan covering substantially all full-time employees, except those that meet certain exceptions. The Plan is administered by the Company. Merrill Lynch Trust Company (the "Trustee") is the trustee and record keeper of the Plan.

         ELIGIBILITY - All employees are eligible to participate in the Plan with the exception of the following:

            - Employees who are leased employees under Internal Revenue Code (the "Code") Section 414(n).

            - Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan.

            - Employees who are nonresident aliens with no U.S. source earned income.

            - Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees.

            -   Employees who are not on the U.S. payroll.

            - Employees who are assigned to perform services primarily for the Emergency Response Staffing division of the Company.

         CONTRIBUTIONS - Participants may contribute up to 15% of their compensation for the year subject to the limitations provided in the Code, which was $10,500 for 2001. Company matching and other contributions are made at the discretion of the Board of Directors in amounts not to exceed the maximum permitted as a deductible expense by the Code. Company contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death, or total disability or after reaching age 55. No Company matching or other contributions were made in 2001.

         All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee's discretion into the investment options described below. Investment elections may be changed by the employee at any time.

            - Merrill Lynch Retirement Preservation Trust - A collective trust which seeks to provide preservation of participant's investments, liquidity, and current income that is typically higher than money market funds. The fund invests primarily in a broadly-diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S government and U.S. government agency securities.

            - MFS Total Return Fund - A fund which seeks above-average income growth consistent with the prudent employment of capital and may invest up to 20% of its total assets in high-yield securities, as well as 20% of its total assets in foreign and emerging market securities.

            - Alliance Growth and Income Fund - A fund which seeks income and capital appreciation by investing primarily in dividend-paying common stock of high quality companies.

            - Alliance Quasar Fund - A fund which seeks growth of capital by investing principally in equity securities issued by predominantly small companies within any industry which fund management believes has capital appreciation potential.

            - Templeton Foreign Fund - A fund which seeks long term capital growth by investing primarily in stocks and debt obligations of companies and governments outside the United States.

            - Merrill Lynch Small Cap Value Fund, formerly the Merrill Lynch Special Value Fund - A fund which seeks long-term growth of capital by emphasizing securities of relatively small-market capitalization companies, as well as emerging growth companies, that fund management believe have special investment value, regardless of size.

            - Merrill Lynch Corporate Bond Fund - A fund which seeks capital appreciation by investing primarily in investment grade corporate fixed-income securities with a maximum remaining maturity of 10 years.

            - PIMCO Total Return Fund - A fund which seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances, the fund invests at least 65% of its assets in a diversified portfolio of fixed-income securities of varying maturities.

            - Merrill Lynch Equity Index Trust - A trust which seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index). This index is a means to measure the performance of a broad base of large U.S. corporations. The trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or "match" the performance of this index, before expenses.

            - Pioneer Growth Shares A Fund - A fund which seeks capital appreciation; current income is incidental. The fund invests primarily in equities.

            - Fidelity Advisors Overseas Fund - A fund which seeks capital growth by investing at least 65% of its total assets in foreign securities. The fund manager intends to diversify investments across various countries and regions. To determine geographic allocation, fund management takes into consideration the size of the market in each country relative to the size of the international market as a whole.

            - Dreyfus Premier Small Cap Value Fund - This fund primarily invests in stocks of micro-cap companies, which are characterized as "growth" companies. The fund also invests in companies with larger market capitalizations if the portfolio managers believe they represent better prospects for capital appreciation.

            - John Hancock Small Cap Growth Fund - A fund which seeks long-term capital appreciation by investing at least 80% of its total assets in a diversified portfolio of common stocks or similar securities (including preferred stocks and convertible securities) of domestic and foreign emerging growth companies with market capitalizations of less than $1 billion. Fund management looks for shares of relatively unrecognized companies experiencing rapid growth, and shares of established companies offering the possibility of accelerating earnings due to new management, products or opportunities. The fund may buy and sell certain "derivative" instruments, contracts or options for the purpose of hedging or increasing its return, when advisable and consistent with the fund's investment objective, subject to certain limitations.

            - Lazard High Yield Portfolio Fund - A portfolio which seeks maximum total return from a combination of capital appreciation and current income by investing 80% in U.S. high-yielding, fixed income securities rated, at the time of purchase, below investment grade. It may also invest in mortgage-related securities, asset-backed securities, zero coupon securities, municipal securities, preferred stock and convertible securities of U.S. and non-U.S. issuers. The portfolio may invest, to a limited extent in companies in, or governments of, emerging market countries.

            - Fidelity Advisor Equity Growth Fund - A fund seeks to achieve capital appreciation by investing at least 65% of its total assets in common stocks, preferred stocks, and securities convertible into common stock of companies with above average growth characteristics. Growth may be measured by such factors as earnings and revenue. The fund may invest in securities of foreign issuers in addition to securities of domestic issuers.

            - Retirement Cash Management Account - A self-directed investment option permitting participants to invest in investments other than those listed above (including investments in common stocks, money market funds and mutual funds).

            - Kforce Inc. Common Stock - An investment option permitting participants to invest in Company common stock.

         PARTICIPANT ACCOUNTS - Each participant's account is self-directed and is credited with the participant's contributions, the Company's matching and other contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant's account balance is reduced for any participant withdrawals, participant loans, and applicable expenses. For those participants that were enrolled in the Plan prior to 2001, a profit sharing account may be maintained by the Trustee to account for previous years' profit sharing contributions. The Plan document has been amended, and as such, profit sharing contributions are no longer made.

         ROLLOVERS - All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer's qualified retirement plan or a conduit IRA.

         VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions and earnings vest at 10%, 30%, and 60% after 2, 3, and 4 years of vesting service, respectively. Company contributions become 100% vested upon:

            -   Normal retirement

            -   Total disability

            -   Death

            -   Completion of five years of vesting service

            -   Plan termination

         IN-SERVICE WITHDRAWALS - Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

            -   Age 59 1/2

            -   Financial hardship

            -   Withdrawals from profit sharing account

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all Participants' accounts have been completely distributed to each Participant (or their designated beneficiary) in accordance with the Plan.

         LOANS - Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant's highest loan balance outstanding in the twelve months prior to the date of the loan or 50% of the participant's vested account balance. The minimum amount for a loan is $500.

         Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Participant loans, including interest thereon, are taxable to the participant upon default, as well as subject to applicable excise penalties.

         The loans are collateralized by the balance in the participant's account and bear interest at any reasonable rate.

         PAYMENT OF BENEFITS - On termination of service, a participant may elect an immediate single-sum payment.

         Additionally, participants of the Plan who were initially participants of the Romac International, Inc. Employees' 401(k) Retirement Savings Plan and the UQ 401(k) Plan prior to the merger of these plans into the Plan, who have accounts greater than $5,000, may elect to receive equal installments over a period not to exceed the participant's (or participant's beneficiary's) life expectancy determined at the time of distribution. An immediate distribution from the Plan is made and the annuity is established with an outside third party.

         At December 31, 2001, there were approximately $67,000 in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants. At December 31, 2000, there were approximately $59,000 in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

         FORFEITED ACCOUNTS - Nonvested balances resulting from Company contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant's account if the participant pays back the full amount of the distribution within five years of the re-employment date.

         Forfeited balances will be used first to fund any restorations and then to reduce administrative expenses properly payable by the Plan. If any forfeitures remain unallocated, they shall be used to reduce employer matching contributions, if any, then to reduce employer qualified nonelective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the year ended December 31, 2001, there were no matching contributions. Additionally, no restorations were made out of forfeited funds for the year ended December 31, 2001. Qualified nonelective contributions of approximately $41,000 were made out of the forfeitures account during the year ended December 31, 2001. The suspense account is maintained in the Merrill Lynch Retirement Preservation Trust. Forfeited funds in the suspense account at December 31, 2001 and 2000 were approximately $684,000 and $461,000, respectively.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Benefit payments are reported on a cash basis in accordance with guidelines of the American Institute of Certified Public Accountants.

         USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in the net assets available for benefits. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - The Plan's investments are stated at fair value, based on quoted market prices. Shares of mutual funds and collective trusts are valued at the net asset value of shares held by the Plan at year-end. Loans are carried at cost which approximates market value.

         CONTRIBUTIONS - Employee contributions are recorded when salary or bonus is earned. Company contributions are recorded when authorized.

         Purchases and sales of securities are recorded on a trade-date basis.

         PAYMENT OF BENEFITS - Benefits are recorded when paid.

         EXPENSES OF PLAN - Certain expenses incurred in the administration of the Plan are paid by the Plan participants. The Company pays a portion of the expenses for services necessary for the administration of the Plan.

         ACCOUNTING PRONOUNCEMENTS - In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133, which amends certain provisions of SFAS No. 133 and provides additional guidance. The Plan has adopted SFAS No. 133, as amended, as of January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Plan's financial statements.

3.       TAX STATUS

         The Plan obtained its latest favorable determination letter dated June 8, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax exempt as of the financial statement dates. Subsequent to December 31, 2001, the Plan filed for a new determination letter.

4.       PARTY-IN-INTEREST TRANSACTIONS

         Plan investments include shares of a collective trust and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan participants for the investment management services amounted to approximately $6,000 for the year ended December 31, 2001.

5.       INVESTMENTS

         The following presents investments, at fair value, that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                                          DECEMBER 31,
                                                               --------------------------------
            DESCRIPTION OF INVESTMENT                               2001                2000
            Merrill Lynch Small Cap Value Fund                 $  8,903,553        $  6,990,622
            Merrill Lynch Retirement Preservation Trust           7,833,795           7,475,054
            Alliance Growth and Income Fund                      20,054,388          21,850,986
            Templeton Foreign Fund                                6,675,510           7,372,017
            Kforce Inc. common stock                              9,326,812           4,945,380
            MFS Total Return Fund                                 3,607,793           3,952,225

         The Plan's investments, including gains and losses on investments purchased, sold and held during the year, appreciated (depreciated) in value as follows:

                                                       YEAR ENDED
                                                       DECEMBER 31,
                                                          2001
                                                      ------------
            Mutual funds and collective trusts        $ (1,108,563)
            Kforce Inc. common stock                     5,474,698
            Common stock investments                    (2,063,960)
                                                      ------------

                                                      $  2,302,175
                                                      ============


6.       SUBSEQUENT EVENTS

         Subsequent to December 31, 2001, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").


                                     ******

KFORCE 401(K) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001
--------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                             DESCRIPTION OF ASSET                              CURRENT VALUE
Kforce Inc.                                            Common Stock                                       $   9,326,812

Merrill Lynch Equity Index Trust *                     Collective Trust                                       2,887,798
Merrill Lynch Retirement Preservation Trust*           Collective Trust                                       7,833,795

Pioneer Growth Shares A Fund                           Mutual Fund                                              705,029
Pimco Total Return Fund                                Mutual Fund                                            2,816,668
MFS Total Return Fund                                  Mutual Fund                                            3,607,793
Alliance Growth And Income Fund                        Mutual Fund                                           20,054,388
Alliance Quasar Fund                                   Mutual Fund                                            1,461,181
Templeton Foreign Fund                                 Mutual Fund                                            6,675,510
Merrill Lynch Small Cap Value Fund*                    Mutual Fund                                            8,903,553
Dreyfus Premier Small Cap Value Fund                   Mutual Fund                                              113,083
Fidelity Advisor Overseas Fund                         Mutual Fund                                               25,089
John Hancock Small Cap Growth Fund                     Mutual Fund                                               72,478
Lazard High Yield Portfolio Fund                       Mutual Fund                                               23,537
Fidelity Advisor Equity Growth Fund                    Mutual Fund                                              309,869

Pending Settlement Fund                                N/A                                                        7,754
Participant Loans*                                                                                              926,702

Retirement Cash Management Account                     Self-Directed Option                                  3,970,534
                                                                                                          ------------

                                                                                                          $ 69,721,573
                                                                                                          ============


* Party-in-interest

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                Kforce Inc. 401(k) Retirement Savings Plan
                                               (Registrant)


    06/28/02                               /s/ William L. Sanders
-----------------               -----------------------------------------------
     (Date)                     William L. Sanders
                                Plan Administrator and Chief Financial Officer

                                 EXHIBIT INDEX


Number   Exhibit
------   -------

23       Independent Auditors' Consent